Response                                                     1781 75th Avenue W
Biomedical Corporation                                       Vancouver, B.C.
                                                             Canada  V6P 6P2
                                                             Tel: 604.456.6010
                                                             Fax: 604.456.6066
                                                             www.responsebio.com






December 9, 2009


Mr. Edwin Kim, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Telephone Number: (202) 551-3297
Telecopier Number: (703) 813-6963

Re: Response Biomedical Corp.'s Form 20-F

We have received your letter dated November 25, 2009 which states that Exhibit 4.29, filed as part of Form-20F on March 31, 2009, does not include Schedule A.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing and that staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filings. The Company further acknowledges that it may not assert staff comments as a defense in any proceedings initiated by the commission or any person under the federal securities laws of the United States.

The Company will re-file Exhibit 4.29 with Schedule A as part of Form 20-F on March 31, 2010.

Sincerely,


/s/ Livleen Kaler


Livleen Kaler, CMA
Vice President, Finance and Administration
Chief Financial Officer
Response Biomedical Corp.